Exhibit 99.1

PRESS RELEASE

Cascades Inc.	Telephone: 819-363-5100
404 Marie-Victorin Blvd., P.O. Box 30	Fax: 819-363-5155
Kingsey Falls, Quebec J0A 1B0
Canada
www.cascades.com

CASCADES ANNOUNCES AN INVESTMENT OF US$58 MILLION
TO MODERNIZE TISSUE CONVERTING CAPACITY AT ITS
WAGRAM, NC PLANT

Wagram (North Carolina), November 27, 2018 – Cascades Inc. (TSX: CAS), a leader in the recovery and manufacturing of green packaging and tissue products, is pleased to announce an investment of US$58 million in its Wagram plant in North Carolina that will modernize the plant and add new tissue converting equipment. These project investments are part of the capital expenditure envelope previously announced by the Company.

The project will involve the installation of five new state-of-the-art converting lines and the modernization of four existing lines. Sixty-six full time employees will be hired to operate the new equipment, and an additional 50 temporary jobs will be created to prepare the building and install the equipment. The commissioning of the new converting lines is expected to begin in April 2019 and will be finalized in the first quarter of 2020.

The Wagram plant produces hand towels, paper towels, bathroom tissue and napkins marketed under the Cascades PRO brand, which serves the Away-from-Home markets. The plant will be largely supplied by the Cascades tissue plant located 30 miles away, in Rockingham. Upon completion of the project, the Wagram plant converting capacity will increase from 5.3 million cases per year to close to 15 million cases per year, resulting in a global capacity addition of 3 million cases for the Group.

Mario Plourde, Cascades President and CEO stated: “This modernization project is directly aligned with the objectives set out in our strategic plan. It will not only allow us to replace ageing equipment with modern and efficient technology, but will also improve our integration rate, increase our geographical footprint and extend our ability to serve our customers in the United States. With today’s challenging market conditions, this is a crucial investment that will reduce our manufacturing and transportation costs, improve our environmental footprint and more importantly, bring us closer to our customers.”

Jean Jobin, Cascades Tissue Group President and Chief Operating Officer added that “modernizing and adding equipment to the Wagram plant will also help improve Cascades’ product offering by allowing us to produce superior quality products, benefit from the latest technology to provide our customers with new, innovative products and increase capacity to meet the future need of our customers. It is a strategic investment that will solidify our presence in the Southeastern United States and strengthen our ability to offer nationwide coverage for our customers.”

“International manufacturers like Cascades are thriving in North Carolina,” said North Carolina Governor Roy Cooper. “Our state’s global reputation attracts new investments and jobs because companies know North Carolina’s skilled industrial workers will help them succeed here. These new jobs are an extra welcome boost for an area working to recover from Hurricane Florence.”

Cascades would like to mention that this project has been made possible in part by the cooperation and financial support of governments and economic development organizations of North Carolina and Scotland County.

Founded in 1964, Cascades offers sustainable, innovative and value-added solutions for packaging, hygiene and recovery needs. The company employs 11,000 women and men, who work in over 90 production units in North America and Europe. With its management philosophy, half a century of experience in recycling, and continuous efforts in research and development as driving forces, Cascades continues to deliver the innovative products that customers have come to rely on, while contributing to the well-being of people, communities and the entire planet. Cascades’ shares trade on the Toronto Stock Exchange under the ticker symbol CAS.

Media:

Hugo D’Amours

Vice-President, Communications and Public Affairs

Cascades Inc.

819-363-5164

hugo_damours@cascades.com

Investors:

Jennifer Aitken, MBA

Director, Investor Relations
Cascades Inc.

514-282-2697

jennifer_aitken@cascades.com

Website: www.cascades.com

Green by Nature blog: blog.cascades.com

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